United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments

Thereto Filed Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Airbnb, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

009066101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 009066101	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Brian Chesky
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 70,146,784
	6	Shared Voting Power 0
	7	Sole Dispositive Power 70,146,784
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 70,146,784
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 14.0%
12	Type of Reporting Person IN

CUSIP No. 009066101	Schedule 13G	Page 2 of 5

ITEM 1.	(a) Name of Issuer:

Airbnb, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

888 Brannan Street, San Francisco, California 94103.

ITEM 2.	(a) Name of Person Filing:

This statement is filed on behalf of Brian Chesky (the “Reporting Person”).

(b)	Address or Principal Business Office:

The business address of the Reporting Person is 888 Brannan Street, San Francisco, California 94103.

(c)	Citizenship of each Reporting Person is:

The Reporting Person is a citizen of the United States.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

009066101

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2023, based upon 436,433,031 shares of Class A Common Stock, which consists of (i) 435,555,969 shares of Class A Common Stock outstanding as of November 10, 2023 and (ii) 877,062 shares of Class A Common Stock issued pursuant to an agreement and plan of merger on November 14, 2023, as disclosed in the Issuer’s Prospectus on Form 424B7 filed with the Securities and Exchange Commission on November 14, 2023. The information below assumes the conversion of the Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis.

CUSIP No. 009066101	Schedule 13G	Page 3 of 5

(a)	Amount beneficially owned:

The Reporting Person is deemed to be the beneficial owner of 70,146,784 shares of Class A Common Stock, which includes: (i) 4,616,297 shares of Class A Common Stock held of record by the Reporting Person; (ii) 265,494 shares of Class A Common Stock held in a trust over which the Reporting Person has investment discretion; (iii) 61,958,127 shares of Class A Common Stock issuable upon conversion of 61,958,127 shares of Class B Common Stock held of record by the Reporting Person; (iv) 1,750,000 shares of Class A Common Stock over which the Reporting Person maintains investment discretion and voting power; (v) 1,541,600 shares of Class A Common Stock issuable upon conversion of 1,541,600 shares of Class B Common Stock held in trusts over which the Reporting Person has investment discretion; and (vi) 15,266 shares of Class A Common Stock issuable upon conversion of 15,266 shares of Class B Common Stock held in a trust with respect to which the Reporting Person may remove and replace the trustee. The Reporting Person does not have voting or dispositive power over shares in the trust referenced in clause (vi).

(b)	Percent of class: 14.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 70,146,784

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 70,146,784

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Pursuant to the Voting Agreement, dated as of December 4, 2020, by and among the Reporting Person, Joe Gebbia, Nathan Blecharczyk, and certain affiliated trusts and entities described therein (the “Voting Agreement”), the parties to the Voting Agreement may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. The Reporting Person disclaims beneficial ownership of the securities beneficially owned by the other parties to the Voting Agreement.

CUSIP No. 009066101	Schedule 13G	Page 4 of 5

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 009066101	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024

Brian Chesky

/s/ Brian Chesky